EXHIBIT 12

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	September 30,	September 30,	September 30,
	2011	2010	2009

Earnings
Pre-tax earnings	$7,448	$28,426	$24,866
Plus: Interest expense recognized	1,980	3,154	3,614

Total earnings	$9,428	$31,580	$28,480

Fixed charges
Interest expenses for the period	$1,980	$3,154	$3,614

Total fixed charges	$1,980	$3,154	$3,614

Coverage Ratio	$4.76	$10.01	$7.88